Eric C. Jensen T: +1 650 843 5049 ejensen@cooley.com

November 17, 2011

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Maryse Mills-Apenteng
Matthew Crispino
RE:	Zynga Inc.

Amendment No. 5 to Registration Statement on Form S-1

Filed on November 4, 2011

File No. 333-175298

Ladies and Gentlemen:

On behalf of Zynga Inc. (“Zynga” or the “Company”), we are submitting this letter and the following information in response to a letter, dated November 16, 2011, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1 (the “Registration Statement”), filed on July 1, 2011, Amendment No. 1 to the Registration Statement on Form S-1, filed on July 18, 2011, Amendment No. 2 to the Registration Statement on Form S-1, filed on August 11, 2011, Amendment No. 3 to the Registration Statement on Form S-1, filed on September 21, 2011, Amendment No. 4 to the Registration Statement on Form S-1, filed on October 13, 2011, and Amendment No. 5 to the Registration Statement on Form S-1, filed on November 4, 2011. We are also electronically transmitting for filing Amendment No. 6 (the “Amendment”) to the Registration Statement. We are sending the Staff a courtesy package of this letter and the Amendment, including a version that is marked to show changes to Amendment No. 5 to the Registration Statement on Form S-1, filed on November 4, 2011.

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter. For the Staff’s convenience, we have incorporated your comments into this response letter in italics. Page references in the text of this response letter correspond to the page numbers of the Amendment. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Registration Statement.

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November 17, 2011

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General

1.

Recent news reports indicate you have requested that some employees surrender restricted shares or face the possibility of termination. Please tell us whether the company has required or intends to require that some employees surrender restricted shares. If so, tell us the number of restricted shares and employees affected, the extent to which terminations occurred, the number of restricted shares the company has acquired, and the number of restricted shares the company expects to acquire. Include prospectus disclosure as appropriate.

Contrary to recent news reports, the Company has never requested that employees surrender vested restricted shares, i.e. ZSUs, or vested equity of any kind, nor does it intend to take such action.

In response to the Staff’s comment, the Company advises the Staff that since inception, it has offered four employees the option of continuing employment in a reduced role with a commensurate reduction in unvested stock options in lieu of termination of employment. None of such employees were executive officers. Of the four employees, three employees chose to remain with the Company and agreed to a reduction in the unvested stock options they held; there was no change in the vested stock options held by such employees. The fourth employee elected to leave the Company, with no change to such employee’s vested stock options. The total number of shares related to these unvested stock options that became available for issuance under the Company’s equity pool as the result of such reductions was 1,968,344. Accounting for these actions was in accordance with ASC 718 (i.e. as a modification); these transactions were immaterial to the Company’s financial statements for all periods. For clarification, none of the above transactions involved ZSUs.

Given the limited number of instances of changes in unvested options for a small number of non-executive employees and the immaterial impact on its financial statements, the Company does not believe prospectus disclosure of these actions is necessary for an understanding of the Company’s business or financial condition.

Prospectus Summary

Overview, page 1

2.

Please supplementally provide us with support for the revised third-party data in the prospectus. For example, we note in this section that you have revised disclosure concerning your performance on Facebook relative to other social game developers based on AppData.

In response to the Staff’s comment, the Company is supplementally providing the information requested under separate cover.

Five Palo Alto Square, 3000 El Camino Real, Palo Alto, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 www.cooley.com

November 17, 2011

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

Other Metrics, page 51

3.

We note your response to prior comment 2. As previously requested, revise to disclose the unique payer bookings, unique payers and unique payer bookings per unique payer for each relevant quarterly period presented. Your revised disclosures should also describe any known or expected trends that are reasonably likely to materially affect your operating results.

In response to the Staff’s comment, the Company has revised the disclosure on page 51 of the Amendment.

Factors Affecting Our Performance, page 51

4.

We note your revised disclosures in response to prior comment 5. Tell us your consideration of disclosing the percentage of total bookings and revenue attributable to the Facebook platform for each quarterly period presented. This appears to be important and useful information to investors considering that you generate substantially all of your bookings and revenue through the Facebook platform and expect to continue to do so for the foreseeable future.

In response to the Staff’s comment, the Company has revised the disclosure on page 52 of the Amendment.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies

Revenue Recognition, page F-12

5.	We note your response to prior comment 13. Please address the following with respect to how you determine the estimated average playing period for durable virtual goods:

•

Explain why you have defined a player as a quitter once they have reached a period of inactivity from which it is probable (defined as at least 80%) that a player will not return to a specific game. That is, tell why you believe the 80% probability level is reasonable for purposes of determining that a player is a quitter;

•	Clarify how you determine the shortest period of inactivity where it is probable that a player will not return to that specific game;

•	Describe in detail how you determine that paying players quit your games ratably over the period. As part of your response, explain how your analysis considered the

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November 17, 2011

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various stages in a specific game’s life-cycle as well as other factors that may impact the rate at which players quit playing a game; and

•	Revise your critical accounting policy to provide enhanced disclosures regarding the three steps you use to determine the ending point for purposes of determining a paying player’s lifespan.

Please note that we may have additional comments after reviewing your response.

In response to the Staff’s comments, the Company acknowledges the need to make estimates and use the best information available in making such estimates with respect to its financial statements, including related to paying player lives. As indicated in its letter to the Staff dated November 4, 2011, the Company has historically compiled and analyzed significant volumes of paying player information to determine when a paying player is no longer likely to continue playing a particular game. The Company believes that an 80% threshold for the likelihood of a player not returning to a game is a reasonable estimate that achieves the magnitude of “probable”, and the Company has consistently applied this threshold to its quarterly game-by-game analyses of estimated player life. The Company advises the Staff that this chosen threshold is much higher than the “more likely than not” threshold set forth in other accounting literature such as ASU 2011-08 and ASC 740 (formerly FAS 109 and FIN 48), and is more closely aligned to the probable threshold described in ASC 450 (formerly FAS 5) and ASC 718 (formerly FAS 123R). The Company also considered that 80% is a commonly used threshold by many software companies when determining whether or not such companies have VSOE for certain deliverables in accordance with SOP 97-2.

The Company analyzes inactivity data for a number of periods to determine the shortest period of inactivity after which it is probable that a player will not return to a specific game. The shortest period analyzed which yields a probability of a player not returning to game play of at least 80% is used to determine quitters. For example, the Company will analyze all occurrences of a 45-day period of inactivity and determine the likelihood of a player’s return subsequent to this inactivity period by observing whether each paying player actually returned to the game. The same analysis will be performed for a 50-day period of inactivity, 55-day period of inactivity, and so on. If the resulting analysis of a 45, 50, and 55 day analysis are 78%, 80%, and 83% probability of not returning, respectively, the Company would determine that a player has quit playing after 50 days of inactivity.

The Company is able to determine the population of players that are deemed quitters as of the point in time when data is analyzed (“analysis date”). For the period analyzed for each monthly cohort, the Company is also able to determine the specific date on which each individual quitter last played the game. Thus, the Company can analyze the rate at which paying players for each cohort are quitting. Based on the data analyzed, the Company has observed that, in a given cohort, quitters who quit the game do so at an approximately equal rate over the period analyzed; thus the Company assumes that the remaining paying players will continue to quit ratably throughout the estimated period over which 100% of the cohort population will quit playing. To date, the Company’s

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November 17, 2011

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game data for all periods presented has shown that players quit ratably. If future data indicates that quitting does not occur ratably, the Company would modify its calculations accordingly.

The estimated player lifespan analysis takes into account historical data individually for each monthly cohort. All player behaviors as of the analysis date are captured in this data and ultimately affect the resulting calculated estimated paying player life. On a quarterly basis, the Company calculates the estimated paying player lives. In doing so, the Company effectively captures all factors impacting paying player behavior, including the stages of a game’s life-cycle. As an example, an analysis of a game later in its life-cycle in which players are leaving the game at a faster rate would result in a shorter estimated paying player life.

In response to the Staff’s comment regarding determination of a paying player’s lifespan, the Company has revised the disclosure on page 68 of the Amendment.

Note 8. Stockholders’ Equity

ZSUs, page F-29

6.

We note from recent news reports that your demands of certain employees to return restricted shares apply only to portions of the not-yet-vested share grants. Clarify the vesting requirements with respect to the ZSUs granted to both employees and non-employees and related forfeiture provisions. If a participant’s service is terminated for any reason, explain whether the participant retains the vested portion of the ZSUs after satisfying the service-based or time-based requirements. Tell us your consideration of whether the liquidity requirement functions more like a post-service based vesting restriction rather than a vesting condition. It appears that regardless of the occurrence of the performance-based liquidity event that vesting may be occurring since continued employment throughout the service period is not a condition of vesting. Explain in greater detail your basis for not recognizing compensation cost prior to the occurrence of the liquidity event requirement and reference the relevant guidance in ASC 718 in your response. In your next amendment, please file the Restricted Stock Unit Agreement Under the 2007 Equity Incentive Plan as an exhibit. We refer you to Item 601(b)(4) of Regulation S-K.

Contrary to news reports, the Company has not made any demands of employees to return any portion of ZSUs in connection with accepting a reduced role at the Company.

With respect to the Staff’s questions regarding vesting conditions of ZSUs, the Company notes that all ZSU’s are subject to two vesting criteria: (i) a service criteria and (ii) the liquidity event criteria. Until both conditions have been met, the ZSUs are not considered to be vested. Per the language in the Company’s Notice of Restricted Stock Unit Award:

“Vesting: You will receive a benefit with respect to a ZSU only if it vests Two vesting requirements must be satisfied on or before the Expiration Date specified above in order for a ZSU to vest — a time and service-based requirement (the “Time-

Five Palo Alto Square, 3000 El Camino Real, Palo Alto, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 www.cooley.com

November 17, 2011

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Based Requirement”) and the “Liquidity Event Requirement” (described below). Your ZSUs will not vest (in whole or in part) if only one (or if neither) of such requirements is satisfied on or before the Expiration Date. If both the Time-Based Requirement and the Liquidity Event Requirement are satisfied on or before the Expiration Date, the vesting date (“Vesting Date”) of a ZSU will be the first date upon which both of those requirements were satisfied with respect to that particular ZSU.

“Liquidity Event Requirement: The Liquidity Event Requirement will be satisfied (as to any then-outstanding ZSUs that have not theretofore been terminated pursuant to Section 3 of the ZSU Agreement) on the first to occur of: (1) an underwritten public offering by the Company of its securities that is registered under the United States Securities Act of 1933, as amended (an “IPO”), or (2) a Change of Control.

“Time-Based Requirement: The Time-Based Requirement will be satisfied in installments as to the ZSUs as follows: (1) the requirement will be satisfied as to twenty-five percent (25%) of the Total Number of ZSUs subject to the award on the one year anniversary of the Vest Start Date, and (2) on each subsequent three (3) month anniversary of the Vest Start Date (continuing for three years from the one year anniversary of the Vest Start Date) an additional 1/16th of the Total Number of ZSUs will vest; in each case subject to Section 3 of the Notice of Grant.”

The Company thus considers both criteria above to be vesting conditions and will not deliver shares to the individual until both vesting criteria have been met. As such, the employee has no benefits associated with ownership of the shares (i.e. voting rights, dividend rights, ability to transfer/sell) until both vesting criteria have been met. In the event of an employee’s termination, the employee would receive vesting credit for the time-based requirement reached only when and if the liquidity event vesting requirement is satisfied. Per the Restricted Stock Unit Agreement under the 2007 Equity Incentive Plan:

“3. Termination. If Participant’s service is Terminated for any reason, all ZSUs as to which the Time-Based Requirement has not been satisfied as of the date of such Termination shall automatically terminate upon such Termination. In such event, any ZSUs as to which the Time-Based Requirement had been satisfied will (if an IPO or Change of Control had not occurred) remain outstanding until the first to occur of an IPO, Change of Control, or the Expiration Date. In case of any dispute as to whether a Termination of Participant’s service has occurred, the Committee shall have sole discretion to determine whether such Termination has occurred and the effective date of such Termination. Further, if an IPO or Change of Control does not occur on or before the Expiration Date, all ZSUs (regardless of whether or not, or the extent to which, the Time-Based Requirement had been satisfied as to such ZSUs) shall automatically terminate upon such Expiration Date. Upon a termination of one or more ZSUs pursuant to this Section 4, Participant shall have no further right with respect to such ZSUs.”

As the Company has not made modifications to the original terms of its award after an individual terminates employment with the Company, the shares would continue to be

Five Palo Alto Square, 3000 El Camino Real, Palo Alto, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 www.cooley.com

November 17, 2011

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accounted for under Topic 718. Per ASC 718-10-35, “A freestanding financial instrument issued to an employee in exchange for past or future employee services that is subject to initial recognition and measurement guidance within this Topic shall continue to be subject to the recognition and measurement provisions of this Topic throughout the life of the instrument, unless its terms are modified when the holder is no longer an employee”. The Company thus believes that, even in the event of a termination of employment, the compensation expense should be treated consistently with other ZSU expense (deferred until the liquidity event) because although the time-based requirement has been achieved, the liquidity event vesting criteria has not been achieved.

As set forth in our previous responses to the Staff’s comments, the Company will not recognize stock compensation expense on ZSUs until the liquidity event has occurred as it believes that a liquidity event cannot be considered probable until it actually occurs.

The Company has filed the form of Restricted Stock Unit Agreement and Restricted Stock Unit Grant Notice as Exhibit 10.26 to the Amendment.

Note 9. Net Income (Loss) Per Share of Common Stock

7.

We note your response to prior comment 11. Please revise to disclose the changes and amounts of convertible preferred shares outstanding by series for each period presented. This disclosure will provide investors with a more clear understanding of the net income reallocations. We refer you to ASC 505-10-50-2.

In response to the Staff’s comment, the Company has revised its disclosures on page F-27 of the Amendment.

* * *

Five Palo Alto Square, 3000 El Camino Real, Palo Alto, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 www.cooley.com

November 17, 2011

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Please contact me at (650) 843-5049 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

Cooley LLP

/s/ Eric C. Jensen

     Eric C. Jensen

cc:	David M. Wehner, Zynga Inc.

Reginald D. Davis, Zynga Inc.

Karyn R. Smith, Zynga Inc.

Devang S. Shah, Zynga Inc.

Chrystal N. Menard, Zynga Inc.

Kenneth L. Guernsey, Cooley LLP

John T. McKenna, Cooley LLP

Keith F. Higgins, Ropes & Gray LLP

Brian C. Erb, Ropes & Gray LLP

Pat Hyek, Ernst & Young, LLP

Remco Bartman, Ernst & Young, LLP

Five Palo Alto Square, 3000 El Camino Real, Palo Alto, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 www.cooley.com